SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2015
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Companhia Aberta
CNPJ/MF Nº 02.558.115/0001-21
NIRE 33 300 276 963

NOTICE TO THE MARKET

TIM Participações S.A. ("Company"), listed at BMF& FBOVESPA: TIMP3 and NYSE: TSU, in response to Official Letter no. 205/2015 / CVM / SEP / GEA-2, requesting information on the  article published on Reuters Brazil, on 06/16/2015, entitled "Vivendi plans to buy more shares of Telecom Italia" as well as regarding Highlights column, at Business section of the newspaper Valor Econômico, of 17/06/2015, entitled "Vivendi Telecom Italia", announces that:

1. About the first matter, the Company hereby informs its shareholders, the market in general and other interested parties that asked Telecom Italia SpA ("Telecom Italia") about the veracity of the news and, as indicated, they are unaware of any information about the intention or possible intent of Vivendi SA ("Vivendi") regarding the purchase of more shares of Telecom Italia; and

2. Regarding the second matter conveyed, this is the result of agreement between Telefónica SA ("Telefónica") and Global Village Telecom SA ("GVT"), as the Material Fact published by Telefónica on September 18, 2014, as part of the payment offered to the Vivendi group, 8.3% of the voting shares of Telecom Italia, operation that also was approved by the Administrative Council for Economic Defense (CADE), as published on March 31, 2015.

Rio de Janeiro, June 18, 2015.

TIM Participações S.A.
Rogerio Tostes
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: June 18, 2015	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.